Anthracite Capital, Inc.

40 East 52nd Street

New York, NY 10022

April 25, 2008

BY EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:  Kristina Aberg

Re:	Anthracite Capital, Inc.
Registration Statement on Form S-3 (File No. 333-149915)

Dear Madam:

Anthracite Capital, Inc. (the “Registrant”) hereby withdraws its request that the effective date of the Registration Statement on Form S-3 (File No. 333-149915) (the Registration Statement”) be accelerated by the Securities and Exchange Commission (the “Commission”) to 5:00 p.m. Eastern Daylight Time on April 23, 2008 or as soon as practicable thereafter.

The Registrant acknowledges that the Registration Statement went effective on April 16, 2008.

Very truly yours,

Anthracite Capital, Inc.

By:	/s/ Vincent B. Tritto
Name: Vincent B. Tritto
Title: Secretary